Exhibit H

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

Metallica Resources Inc.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Manitoba, Ontario have been issued for the Prospectus of the above Issuer dated December 3rd, 2003.

DATED at Toronto this 4th day of December, 2003.

Iva Vranic

Iva Vranic Manager, Corporate Finance

SEDAR Project #584709